March 6, 2026

Lisa Tang
Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210
People   s Republic of China

       Re: Boqii Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2025
           File No. 1-39547
Dear Lisa Tang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2025
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
29. Subsequent Events, page F-55

1. We note you implemented a reverse stock split in July 2025. It does not appear that your audited financial statements and related notes have been revised to reflect the split.
       Further, we note the announcement of fiscal 2026 first half unaudited financial results included in Form 6-K filed January 5, 2026 does not present prior-period financial information based on the new number of shares. Please tell us your consideration of retroactively adjusting all periods presented to reflect the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 6, 2026
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336
with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services
cc:   Wei Wang